Fabalish, Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Fabalish, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 29, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	90,152	241,879
Accounts Receivable	9,541	7,831
Total Current Assets	99,693	249,710
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	27,742	19,284
Total Non-Current Assets	27,742	19,284
TOTAL ASSETS	127,435	268,993
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	29,481	12,426
PPP Loan	31,712	-
Short Term Debt	29,236	-
Sales Tax Payable	-	415
Other Liabilities	-	429
Total Current Liabilities	90,429	13,271
Long-term Liabilities		
Long Term Debt	12,999	-
Future Equity Obligations	700,000	395,200
Total Long-Term Liabilities	712,999	395,200
TOTAL LIABILITIES	803,428	408,471
EQUITY		
Member's Capital	(6,258)	41,391
Accumulated Deficit	(669,735)	(180,869)
Total Equity	(675,993)	(139,478)
TOTAL LIABILITIES AND EQUITY	127,435	268,993

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	232,120	64,745
Cost of Sales	173,324	50,876
Gross Profit	58,796	13,869
Operating Expenses		
Advertising and Marketing	175,858	49,823
General and Administrative	325,396	107,410
Rent and Lease	52,198	13,848
Depreciation	5,748	3,288
Total Operating Expenses	559,200	174,369
Operating Income	(500,403)	(160,500)
Grants and Other Income	11,537	879
Net Income	(488,866)	(159,621)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(488,866)	(159,621)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	5,748	3,288
Accounts Payable	17,055	2,984
Accounts Receivable	(1,710)	(7,831)
Sales Tax Payable	(415)	415
Other	(429)	429
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	20,249	(714)
Net Cash provided by Operating Activities	(468,618)	(160,335)
INVESTING ACTIVITIES		
Equipment	(14,207)	(15,320)
Net Cash provided by Investing Activities	(14,207)	(15,320)
FINANCING ACTIVITIES		
Owner Contributions (distributions)	(47,649)	18,630
SAFE Note Issuances	304,800	395,200
Loan Proceeds	73,947	-
Net Cash provided by Financing Activities	331,098	413,830
Cash at the beginning of period	241,879	3,704
Net Cash increase (decrease) for period	(151,727)	238,175
Cash at end of period	90,152	241,879

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	22,761	-	(21,248)	1,513
Owner Contributions	18,630	-	-	18,630
Net Loss	-	-	(159,621)	(159,621)
Ending Balance 12/31/2019	41,391	-	(180,869)	(139,478)
Owner Contributions	2,169	-	-	2,169
Owner Distributions	(49,818)	-	(488,866)	(538,684)
Ending Balance 12/31/2020	(6,258)	-	(669,735)	(675,993)

Fabalish, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Fabalish, Inc ("the Company") was formed in Delaware on March 29th, 2018 as a Limited Liability Company and Converted to a C Corporation effective January 1st, 2021. The Company earns revenue through the sale of specialty food products made from chickpeas such as sauces, falafels, and cookies.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Equipment	5	37,028	9,286	0	27,742
Grand Total	**-**	**37,028**	**9,286**	**0**	**27,742**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019, the Company entered into an agreement with a related party to rent equipment for $419 per month.

Owners and their related family were holders of $54k in SAFE notes mentioned in Note 5 with the same terms as 3rd party lenders.

Subsequent to the date of these financials, the owner and a related family member issued loans to the Company in the amount of $76,000 with no interest rate and no maturity date.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Shopify Capital Loan – On October 5, 2020, the Company entered into a Revenue Sharing Loan for $20,000 with a fixed fee of $2,600, no maturity date, and remittance rate of 17%. This loan is secured by collateral such as bank accounts, personal property, business receivables, etc. The balance of this loan was $8,936 as of December 31, 2020.

PPP Loan - On May 20, 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $31,712 with an interest rate of 1% and a maturity date of May 20, 2022. The balance of this loan was $31,712 as of December 31, 2020 and will be forgiven.

SBA Loan - On July 1, 2020, the Company entered into a Small Business Administration (SBA) loan for $20,300 with an interest rate of 3.75% and a maturity date of July 1, 2050. This loan is secured by all tangible and intangible personal

property. The first payment is deferred until July 1, 2021. The balance of this loan was $20,300 as of December 31, 2020.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements with third parties, some of which are also related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount for those entered in 2019, and 15% discount for those entered in 2020. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M.

Other Loan – The Company had outstanding $13,000 in loans maturing in 2024 at 10.95% interest.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	8,936
2022	77,712
2023	40,544
2024	13,000
2025	-
Thereafter	96,300

NOTE 6 – EQUITY

The Company was a limited liability company through the end of 2020. The Company converted to a Delaware Corporation on January 1st, 2021.

Subsequent to December 31, 2020, the Company's board of directors has recently authorized an increase from 10,000,000 to 20,000,000 shares of common stock with a par value of $0.001 per share. 10,000,000 shares were issued and outstanding as of the date of these financials.

The Company currently only has common shares authorized. However, the Company anticipates authorizing one or more classes of preferred shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 29, 2021, the date these financial statements were available to be issued.

The Company converted into a C Corporation, effective January 1st, 2021. The Company is authorized to issue 20,000,000 shares with a par value of $0.0001 per share.

The Company has entered into $360k in convertible note agreements for the purposes of funding operations. The interest on the notes were 2.5%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity date of 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company has entered into a Revenue Sharing Loan for $46,000 with a fixed fee of $5,980, no maturity date, and remittance rate of 17%. This loan is secured by collateral such as bank accounts, personal property, business receivables, etc.

On February 3, 2021, the Company entered into a loan agreement for $40,544 with an interest rate of 14.10% and maturity date of February 3, 2023 for the purposes of financing equipment. This loan is secured by the equipment.

On March 19, 2021, the Company entered into a loan agreement for $12,000 with a fixed fee of $1,129 and repayment percentage of 30%. Minimum payments are due every 90 days until the total loan amount is paid back. This loan is secured by cash, cash equivalents, and intangibles.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.